Report of Independent Registered
Public Accounting Firm

The Board of Trustees of
Dreyfus Investment Funds:
We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that Dreyfus Investment Funds (the "Company"),
comprised of  Dreyfus/Standish Intermediate Tax
Exempt Bond Fund, Dreyfus/The Boston Company
Small/Mid Cap Growth Fund, Dreyfus/The Boson
Company Small Cap Growth Fund, Dreyfus/The
Boston Company Small Cap Value Fund,
Dreyfus/The Boston Company Emerging Markets
Core Equity Fund, Dreyfus/Newton International
Equity Fund, (collectively the "Funds"), complied
with the requirements of subsections (b) and (c) of
Rule 17f-2 under the Investment Company Act of
1940 as of September 30, 2013, and from June 30,
2013 through September 30, 2013, with respect to
securities reflected in the investment accounts of the
Funds. Management is responsible for the Funds'
compliance with those requirements.  Our
responsibility is to express an opinion on
management's assertion about the Funds'
compliance based on our examination.
Our examination was conducted in accordance with
the standards of the Public Company Accounting
Oversight Board (United States) and, accordingly,
included examining, on a test basis, evidence about
the Funds' compliance with those requirements and
performing such other procedures as we considered
necessary in the circumstances.  Included among our
procedures were the following tests performed as of
September 30, 2013 and with respect to agreement
of security purchases and sales, for the period from
June 30, 2013, the date of our last examination,
through September 30, 2013:
1.	Examination of The Bank of New York
Mellon's (the "Custodian") security position
reconciliations for all securities held by sub
custodians and in book entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Reconciliation between the Funds'
accounting records and the Custodian's
records as of September 30, 2013;
4.	Agreement of pending purchase activity for
the Funds as of September 30, 2013 to
documentation of corresponding subsequent
bank statements;
5.	Agreement of pending sale activity for the
Funds as of September 30, 2013 to
documentation of corresponding subsequent
bank statements;
6.	Agreement of a minimum of five purchases
and five sales, including at least one
transaction per Fund, from the period June
30, 2013, the date of our last examination,
through September 30, 2013 from the books
and records of the Company to the bank
statements noting that they had been
accurately recorded and subsequently
settled;
7.	Review of the BNY Mellon Asset Servicing
Report on Controls Placed in Operation and
Tests of Operating Effectiveness ("SOC 1
Report") for the period July 1, 2012 to June
30, 2013 and noted no relevant findings
were reported in the areas of Asset Custody
and Control.
8.	We inquired of the Custodian who
confirmed that all control policies and
procedures detailed in Section III Control
Objectives, Controls and Tests of Operating
Effectiveness of the SOC 1 Report, have
remained in operation and functioned
adequately from July 1, 2013 through
September 30, 2013. In addition, we have
obtained written representations from the
Custodian confirming the above.
We believe that our examination provides a
reasonable basis for our opinion. Our examination
does not provide a legal determination on the
Funds' compliance with specified requirements.
In our opinion, management's assertion that the
Funds complied with the requirements of
subsections (b) and (c) of Rule 17f-2 of the
Investment Company Act of 1940 as of September
30, 2013, and from June 30, 2013 through
September 30, 2013, with respect to securities
reflected in the investment accounts of the Funds is
fairly stated, in all material respects.
This report is intended solely for the information
and use of management and the Board of Trustees
of BNY Mellon Funds Trust and the Securities and
Exchange Commission and is not intended to be
and should not be used by anyone other than these
specified parties.
/s/ KPMG LLP
New York, New York
December 23, 2013

December 23, 2013

Management Statement Regarding Compliance
With
Certain Provisions of the Investment Company
Act of 1940

Management of Dreyfus Investment Funds,
comprised of  Dreyfus/Standish Intermediate Tax
Exempt Bond Fund, Dreyfus/The Boston Company
Small/Mid Cap Growth Fund, Dreyfus/The Boson
Company Small Cap Growth Fund, Dreyfus/The
Boston Company Small Cap Value Fund,
Dreyfus/The Boston Company Emerging Markets
Core Equity Fund, Dreyfus/Newton International
Equity Fund (collectively, the "Funds"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of
Investments by Registered Management Investment
Companies," of the Investment Company Act of
1940. Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements.
Management has performed an evaluation of the Funds' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of September 30, 2013 and from June 30, 2013 through September 30, 2013.
Based on the evaluation, Management asserts that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of September
30, 2013 and from June 30, 2013 through
September 30, 2013 with respect to securities reflected in the investment accounts of the Funds.

Dreyfus Investment Funds


Jim Windels
Treasurer

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